
05009370

May 25, 2005

Financial Results of UFJ Holdings, Inc.

For the Fiscal Year Ended March 31, 2005

UFJ Holdings, Inc. today reported the company's consolidated financial results for the fiscal year ended March 31, 2005.
Total Revenue for the fiscal year was 2,616 billion yen, compared with 2,689 billion yen for the previous fiscal year. Net Loss for the fiscal year was 554 billion yen, compared with 402 billion yen for the previous fiscal year.

FINANCIAL HIGHLIGHTS

Millions of yen	Fiscal year ended March 31, 2005 (Unaudited)	2004
RESULTS		
Total Income	2,616,719	2,689,911
Income (Loss) before Income Taxes	(234,542)	(331,745)
Net Income (Loss)	(554,532)	(402,806)
BALANCE SHEETS		
Total Assets	82,553,660	82,134,447
Stockholders' Equity	1,180,098	1,665,098
PER SHARE		
Net Income (Loss)	(108,332.61)	(82,174.75)
Stockholders' Equity	(46,437.47)	34,706.92

Notes:

(1) *Net Income per Share* = $\dfrac{\text{Net Income} - \text{Dividends for Preferred Stock}}{\text{Weighted Average Number of Shares of Common Stock *}}$

(2) *Stockholders' Equity per Share* = $\dfrac{\text{Stockholders' Equity} - \text{Number of Shares of Preferred Stock} \times \text{Issue Price} - \text{Dividends for Preferred Stock}}{\text{Number of Shares of Common Stock *Outstanding as of the end of the fiscal year}}$

*Excluding treasury stocks and stocks held by subsidiaries

(3) Equity in earnings of affiliates as of March 31, 2005 is 4,011 million yen.

(4) For Net Income per Share and Stockholders' Equity per Share, the third decimal is omitted.

(5) Amounts less than one million yen are omitted.

(NOTES)

Scope of Consolidation and Application of the Equity Method

(1) Consolidated Companies

(Consolidated Subsidiaries) 100 Companies

UFJ Bank Limited
UFJ Trust Bank Limited
UFJ Tsubasa Securities Co., Ltd.
The Senshu Bank, Ltd.
UFJ Partners Asset Management Co., Ltd.
UFJ International plc

(2) Companies accounted for under the Equity Method

(Companies accounted for under the equity method) 26 Companies

The Chukyo Bank, Ltd.
UFJ Central Leasing Co., Ltd.

The board of directors of the Company approved and resolved at the board meeting held on May 25, 2005, the Company's non-consolidated financial results for the fiscal year ended March 31, 2005.

The Consolidated Net Income and Dividend per Share for the six months ending September 30, 2005 are forecasted as follows:

Net Income (million yen)

6 months	140,000

Dividend per Share (yen)

Common Stock	0
Class I Preferred Shares	0
Class II Preferred Shares	0
Class III Preferred Shares	0
Class IV Preferred Shares	0
Class V Preferred Shares	0
Class VI Preferred Shares	0
Class VII Preferred Shares	0

CONSOLIDATED STATEMENTS OF OPERATIONS

Millions of yen	Fiscal year ended March 31, 2005 (Unaudited)	2004	Variance
Revenue:			
Interest Income	1,017,174	1,027,517	(10,342)
Interest on Loans and Discounts	728,580	771,488	(42,907)
Interest on and Dividends from Securities	210,231	174,723	35,507
Trust Fees	51,236	49,408	1,828
Fees and Commissions	496,579	454,711	41,867
Trading Revenue	55,578	188,019	(132,440)
Other Operating Income	447,650	492,556	(44,905)
Other Income	548,499	477,698	70,800
Total Revenue	2,616,719	2,689,911	(73,192)
Expenses:			
Interest Expenses	213,741	202,504	11,236
Interest on Deposits	78,802	71,859	6,943
Fees and Commissions	71,308	66,914	4,394
Trading Expenses	1,648	-	1,648
Other Operating Expenses	212,486	334,458	(121,971)
General and Administrative Expenses	730,478	773,036	(42,558)
Other Expenses	1,621,598	1,644,742	(23,144)
Total Expenses	2,851,262	3,021,656	(170,394)
Income (Loss) before Income Taxes & Minority Interests	(234,542)	(331,745)	97,202
Provision for Income Taxes	17,871	14,127	3,744
Deferred Income Taxes	280,121	36,929	243,192
Minority Interests in Net Income (Loss)	21,995	20,003	1,992
Net Income (Loss)	(554,532)	(402,806)	(151,725)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Fiscal Year ended March 31, 2,005 (Unaudited)	2,004	Variance
Cash Flows from Operating Activities			
Income Before Income Taxes & Minority Interests	(234,542)	(331,745)	97,202
Depreciation	21,182	22,856	(1,674)
Amortization of Goodwill	2,549	3,643	(1,093)
Equity in Earnings of Affiliates	(3,355)	(6,974)	3,618
Net Increase (Decrease) in Reserve for Credit Losses	(634,594)	445,608	(1,080,202)
Net Increase (Decrease) in Reserve for Losses on Securities	2,963	(107)	3,071
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	-	(18,807)	18,807
Net Increase (Decrease) in Reserve for Possible Losses on Support of Specific Borrowers	(5,057)	5,057	(10,115)
Net Increase (Decrease) in Reserve for Employee Bonuses	(6,307)	(6,339)	31
Net Increase (Decrease) in Reserve for Retirement Benefit	1,653	117,884	(116,231)
Net Increase (Decrease) in Reserve for Possible Losses Related to Land Trust	14,522	-	14,522
Interest Income	(1,017,174)	(1,027,517)	10,342
Interest Expenses	213,741	202,504	11,236
Net (Gain) Loss on Securities	58,748	(360,417)	419,165
Net (Gain) Loss on Money Held in Trust	19,273	406	18,867
Net (Gain) Loss on Foreign Currency Translation Adjustments	(76,371)	164,411	(240,782)
Net (Gain) Loss on Sales of Premises and Equipment	(39,975)	20,834	(60,810)
Net (Gain) Loss on Establishing Retirement Benefit Trust	-	(40,887)	40,887
Net (Increase) Decrease in Trading Assets	(2,481,032)	231,346	(2,712,379)
Net Increase (Decrease) in Trading Liabilities	1,550,355	215,460	1,334,895
Net (Increase) Decrease in Loans and Bills Discounted	4,978,360	1,682,714	3,295,645
Net Increase (Decrease) in Deposits	(2,252,840)	1,882,377	(4,135,217)
Net Increase (Decrease) in Negotiable Certificates of Deposit	(1,656,527)	585,522	(2,242,049)
Net Increase (Decrease) in Borrowed Money (Non-subordinated)	118,140	6,764	111,375
Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank	(197,708)	122,062	(319,770)
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	(1,280,224)	(19,027)	(1,261,196)
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	(135,576)	169,084	(304,661)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	2,116,641	(1,064,614)	3,181,256
Net Increase (Decrease) in Commercial Paper	(200,090)	(58,325)	(141,765)
Net Increase (Decrease) in Collateral Deposits on Securities Lent	497,752	(1,145,080)	1,642,832
Net (Increase) Decrease in Foreign Exchange Assets	(40,230)	(46,918)	6,687
Net Increase (Decrease) in Foreign Exchange Liabilities	(39,052)	98,054	(137,106)
Net Increase (Decrease) in Short-term Corporate Bonds	394,200	70,000	324,200
Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase	(95,254)	219,293	(314,548)
Net Increase (Decrease) in Borrowed Money from Trust Account	(512,158)	503,831	(1,015,990)
Interest Received	1,009,581	1,076,042	(66,461)
Interest Paid	(206,116)	(221,657)	15,541
Others, Net	(184,693)	2,338	(187,032)
Sub-total	(299,219)	3,499,683	(3,798,902)
Income Taxes Paid	(14,110)	(5,620)	(8,490)
Net Cash Provided by (Used in) Operating Activities	(313,329)	3,494,062	(3,807,392)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Fiscal Year ended March 31, 2,005 (Unaudited)	2,004	Variance
Cash Flows from Investing Activities			
Purchases of Securities	(51,209,102)	(54,413,577)	3,204,475
Proceeds from Sales of Securities	35,222,409	36,081,218	(858,808)
Proceeds from Maturities of Securities	16,897,698	14,631,033	2,266,664
Increase in Money Held in Trust	(101,293)	(180,066)	78,773
Decrease in Money Held in Trust	157,510	83,064	74,446
Expenditures for Premises and Equipment	(117,118)	(26,472)	(90,646)
Proceeds from Sales of Premises and Equipment	152,153	15,563	136,590
Expenditures for Purchases of Consolidated Subsidiaries	(2,761)	-	(2,761)
Proceeds from Sales of Consolidated Subsidiaries	4,563	955	3,607
Others, Net	-	(4)	4
Net Cash Provided by (Used in) Investing Activities	1,004,061	(3,808,285)	4,812,346
Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Debt	-	33,500	(33,500)
Expenditures for Repayment of Subordinated Debt	(54,145)	(7,500)	(46,645)
Proceeds from Issuance of Subordinated Bonds	43,063	331,760	(288,696)
Redemption and Repurchase of Subordinated Bonds	(79,723)	(90,363)	10,639
Proceeds from Issuance of Capital Stocks to Minority Interests	700,000	-	700,000
Dividends Paid	(12,861)	(7,028)	(5,832)
Dividends Paid to Minority Interests	(27,206)	(27,020)	(186)
Expenditures for Purchase of Treasury Stocks	(897)	(534)	(362)
Proceeds from Sales of Treasury Stocks	45	70	(24)
Others, Net	(142)	(3,244)	3,102
Net Cash Provided by (Used in) Financing Activities	568,132	229,638	338,493
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,201	(1,519)	2,721
Net Increase (Decrease) in Cash and Cash Equivalents	1,260,065	(86,103)	1,346,168
Cash and Cash Equivalents at Beginning of Fiscal Year	3,617,827	3,703,931	(86,103)
Cash and Cash Equivalents at End of Fiscal Year	4,877,893	3,617,827	1,260,065

Note: Amounts less than one million yen are omitted.

FORECAST FOR FISCAL YEAR ENDING SEPTEMBER 30, 2005

UFJ Holdings and its subsidiary banks will dissolve at the time of merger with Mitsubishi Tokyo Financial Group, Inc.(MTFG) and its subsidiary banks planned in October, 2005. Therefore we announce only forecast of interium financial results and dividends ending Sept. 30, 2005. MTFG's forecast of financial results and dividends for fiscal year ending Mar. 31, 2006 is based on the merger with UFJ

1. FORECAST OF FINANCIAL RESULTS

(Table A-1-a)

Non-consolidated Basis

Billions of Yen	Interim
Operating Income	16.0
Ordinary Profit	9.0
Net Income	9.0

Consolidated Basis

Billions of Yen	Interim
Total Income	1,080.0
Ordinary Profit	260.0
Net Income	140.0

(Reference)

(Table A-1-b)

Billions of yen	UFJ Bank Combined (UFJ Bank, UFJSP & UFJEI)	UFJ Bank (Non-consolidated)	UFJ Bank (Consolidated)
	Interim	Interim	Interim
Business Profit before Net Transfer to General Reserve	280.0	280.0	-
Total Credit Costs	70.0	65.0	-
Ordinary Profit	180.0	180.0	210.0
Net Income	130.0	125.0	1,450.0

Billions of yen	UFJ Trust Bank Combined (UFJ Trust & UFJTE)	UFJ Trust Bank (Non-consolidated)	UFJ Trust Bank (Consolidated)
	Interim	Interim	Interim
Business Profit before Net Transfer to General Reserve	35.0	35.0	-
Total Credit Costs*	(15.0)	(15.0)	-
Ordinary Profit	15.0	15.0	20.0
Net Income	5.0	5.0	(5.0)

* Banking and Trust Account

Billions of yen	Combined
	Interim
Business Profit before	315.0
Net Transfer to General Reserve	55.0
Total Credit Costs	195.0
Ordinary Profit	135.0
Net Income	

2. FORECAST OF DIVIDENDS DECLARED (Non-consolidated)

(Table A-2)

Yen	Forecast for the Fiscal Year 2005 Interim
Common Stock	0
Class I Preferred Shares*	-
Class II Preferred Shares	0
Class IV Preferred Shares	0
Class V Preferred Shares	0
Class VI Preferred Shares	0
Class VII Preferred Shares	0

*All Class I Preferred Shares will be converted to common stocks on August 1, 2005.

May 25, 2005

Financial Results of UFJ Bank Limited

For the Fiscal Year Ended March 31, 2005

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of March 31, 2005 (Unaudited)	2004	Variance
Assets:			
Cash and Due from Banks	5,595,627	4,098,135	1,497,492
Call Loans	516,438	322,982	193,456
Receivables under Resale Agreements	1,778,107	627,868	1,150,239
Collateral Deposits on Securities Borrowed	952,354	966,711	(14,357)
Monetary Receivables Bought	350,741	259,663	91,077
Trading Assets	2,880,161	1,315,710	1,564,451
Money Held in Trust	10,767	84,618	(73,850)
Securities	19,737,709	20,026,488	(288,779)
Loans and Bills Discounted	35,269,656	39,275,372	(4,005,716)
Foreign Exchanges	653,110	612,691	40,419
Other Assets	1,841,913	2,630,189	(788,276)
Premises and Equipment	531,574	556,443	(24,868)
Deferred Tax Assets	983,474	1,211,946	(228,472)
Goodwill	3,076	9,229	(6,152)
Customers' Liabilities for Acceptances and Guarantees	3,940,977	3,231,226	709,751
Reserve for Credit Losses	(1,411,672)	(2,010,996)	599,324
Reserve for Losses on Securities	(3,788)	(1,217)	(2,571)
Total Assets	73,630,230	73,217,063	413,166
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	48,023,604	49,958,611	(1,935,007)
Negotiable Certificates of Deposit	3,384,304	5,167,611	(1,783,307)
Call Money	4,598,862	4,589,292	9,569
Payables under Repurchase Agreements	2,802,524	649,938	2,152,585
Collateral Deposits on Securities Loaned	955,539	836,655	118,884
Commercial Paper	87,638	297,079	(209,441)
Trading Liabilities	1,900,434	842,932	1,057,501
Borrowed Money	815,765	949,210	(133,444)
Foreign Exchanges	148,955	187,999	(39,044)
Short-term Corporate Bonds	464,200	70,000	394,200
Bonds and Notes	2,552,359	2,724,358	(171,999)
Other Liabilities	1,390,561	1,512,057	(121,495)
Reserve for Employee Bonus	6,074	12,121	(6,046)
Reserve for Retirement Benefits	6,793	8,899	(2,106)
Reserve for Possible Loan Losses on Support of Specific Borrowers	-	5,057	(5,057)
Other Reserves	-	0	(0)
Deferred Tax Liabilities	24,043	17,699	6,344
Deferred Tax Liabilities Related to Revaluation Reserve for Land	67,661	69,291	(1,629)
Acceptances and Guarantees	3,940,977	3,231,226	709,751
Total Liabilities	71,170,300	71,130,042	40,258
Minority Interests	779,336	781,923	(2,586)
Stockholders' Equity:			
Capital Stocks	1,258,582	843,582	415,000
Capital Surplus	893,324	806,184	87,140
Retained Earnings	(705,016)	(536,592)	(168,423)
Revaluation Reserve for Land, Net of Taxes	98,632	101,076	(2,444)
Net Unrealized Profit (Loss) on Available-for-sale securities, Net of Tax	227,189	181,056	46,132
Foreign Currency Translation Adjustments	(92,119)	(90,209)	(1,909)
Total Stockholders' Equity	1,680,593	1,305,097	375,495
Total Liabilities, Minority Interests and Stockholders' Equity	73,630,230	73,217,063	413,166

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen	Fiscal Year ended March 31, 2005 (Unaudited)	2004	Variance
Income:			
Interest Income	971,100	974,795	(3,695)
Interest on Loans and Discounts	701,701	731,991	(30,289)
Interest on and Dividends from Securities	193,539	161,221	32,318
Fees and Commissions	367,748	389,125	(21,376)
Trading Gains	28,977	185,063	(156,085)
Other Operating Income	428,072	468,900	(40,827)
Other Income	560,330	493,883	66,446
Total Income	2,356,230	2,511,768	(155,538)
Expenses:			
Interest Expenses	197,060	185,785	11,275
Interest on Deposits	73,848	64,667	9,181
Fees and Commissions	59,581	58,748	832
Trading Expenses	3,476	-	3,476
Other Operating Expenses	197,387	315,754	(118,366)
General and Administrative Expenses	589,099	688,092	(98,993)
Other Expenses	1,556,385	1,579,315	(22,929)
Total Expenses	2,602,992	2,827,697	(224,704)
Income (Loss) before Income Taxes	(246,762)	(315,928)	69,166
Less:Provision for Income Taxes	10,469	12,426	(1,956)
Less:Deferred Income Taxes	226,735	18,240	208,495
Less:Minority Interests in Net Income	18,756	22,768	(4,011)
Net Income (Loss)	(502,724)	(369,364)	(133,360)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Fiscal Year ended March 31, 2005 (Unaudited)	2004	Variance
Cash Flows from Operating Activities			
Income Before Income Taxes	(246,762)	(315,928)	69,166
Depreciation	16,537	19,208	(2,671)
Amortization of Goodwill	3,359	4,265	(906)
Equity in Earnings of Affiliates	(2,763)	(6,611)	3,847
Net Increase (Decrease) in Reserve for Possible Loan Losses	(660,833)	483,060	(1,143,894)
Net Increase (Decrease) in Reserve for Possible Losses on Securities	2,383	(107)	2,490
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	-	(18,807)	18,807
Net Increase (Decrease) in Reserve for Possible Losses on Support of Specific Borrowers	(5,057)	5,057	(10,115)
Net Increase (Decrease) in Reserve for Employee Bonus	(5,115)	(6,262)	1,147
Net Increase (Decrease) in Reserve for Retirement Benefit	382	108,634	(108,251)
Interest Income	(971,100)	(974,795)	3,695
Interest Expenses	197,060	185,785	11,275
Net (Gain) Loss on Securities	73,533	(400,733)	474,266
Net (Gain) Loss on Money Held in Trust	19,405	441	18,963
Net (Gain) Loss on Foreign Exchange Transactions	(76,383)	179,191	(255,575)
Net (Gain) Loss on Sales of Premises and Equipment	(40,776)	16,979	(57,756)
Net (Gain) Loss on Establishing Retirement Benefit Trust	-	(36,233)	36,233
Net (Increase) Decrease in Trading Assets	(1,539,637)	100,780	(1,640,418)
Net Increase (Decrease) in Trading Liabilities	1,022,109	226,123	795,986
Net (Increase) Decrease in Loans and Bills Discounted	4,100,668	1,937,565	2,163,103
Net Increase (Decrease) in Deposits	(1,937,829)	2,147,614	(4,085,443)
Net Increase (Decrease) in Negotiable Certificates of Deposit	(1,783,307)	582,432	(2,365,739)
Net Increase (Decrease) in Borrowed Money (Non-subordinated)	92,869	6,878	85,991
Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank	(188,423)	92,717	(281,141)
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	(1,401,835)	(19,442)	(1,382,392)
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	14,357	(150,863)	165,220
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	1,988,387	(717,113)	2,705,501
Net Increase (Decrease) in Commercial Paper	(210,090)	(58,325)	(151,765)
Net Increase (Decrease) in Collateral Deposits on Securities Lent	118,884	(1,155,332)	1,274,216
Net (Increase) Decrease in Foreign Exchange Assets	(40,417)	(48,072)	7,655
Net Increase (Decrease) in Foreign Exchange Liabilities	(39,051)	98,006	(137,057)
Net Increase (Decrease) in Short-term Corporate Bonds	394,200	70,000	324,200
Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase	(149,454)	301,193	(450,648)
Interest Received	956,711	1,017,985	(61,273)
Interest Paid	(184,487)	(196,941)	12,454
Others, Net	(83,339)	(35,821)	(47,518)
Sub-total	(565,814)	3,442,528	(4,008,343)
Income Taxes Paid	(12,806)	(4,819)	(7,987)
Net Cash Provided by (Used in) Operating Activities	(578,620)	3,437,709	(4,016,330)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

Millions of yen	Fiscal Year ended March 31, 2005 (Unaudited)	2004	Variance
Cash Flows from Investing Activities			
Purchases of Securities	(49,434,583)	(51,619,526)	2,184,943
Proceeds from Sales of Securities	33,770,196	33,671,201	98,995
Proceeds from Maturities of Securities	16,726,987	14,384,685	2,342,302
Increase in Money Held in Trust	(4,939)	(174,066)	169,126
Decrease in Money Held in Trust	59,416	83,064	(23,647)
Expenditures for Premises and Equipment	(111,872)	(25,217)	(86,655)
Proceeds from Sales of Premises and Equipment	148,543	14,121	134,421
Expenditures for Purchases of Consolidated Subsidiaries	(1,359)	-	(1,359)
Proceeds from Sales of Consolidated Subsidiaries	3,878	233	3,645
Others, Net	-	(4)	4
Net Cash Provided by (Used in) Investing Activities	1,156,266	(3,665,508)	4,821,775
Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Debt	-	33,500	(33,500)
Expenditures for Repayment of Subordinated Debt	(52,045)	(2,000)	(50,045)
Proceeds from Issuance of Subordinated Bonds	12,572	300,760	(288,187)
Redemption and Repurchase of Subordinated Bonds	(45,000)	(89,263)	44,263
Proceeds from Issuance of Capital Stocks to Minority Interests	830,000	-	830,000
Dividends Paid to Minority Interests	(11,277)	(13,053)	1,775
Others, Net	(12)	(3,244)	3,232
Net Cash Provided by (Used in) Financing Activities	734,237	226,699	507,538
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,202	(1,519)	2,722
Net Increase (Decrease) in Cash and Cash Equivalents	1,313,086	(2,619)	1,315,705
Cash and Cash Equivalents at Beginning of Fiscal Year	3,276,098	3,278,717	(2,619)
Cash and Cash Equivalents at End of Fiscal Year	4,589,184	3,276,098	1,313,086

Note: A recognition between "Cash and Cash Equivalenst" and Cash and Due from Banks on the balance sheet sheet is as follows:

Cash and Due from Banks	5,595,627
Less: Due from Banks other than Central Banks	1,006,442
Cash and Cash Equivalents	4,589,184

May 25, 2005

Financial Results of UFJ Trust Bank Limited

For the Fiscal Year Ended March 31, 2005

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of March 31, 2005 (Unaudited)	2004	Variance
Assets:			
Cash and Due from Banks	322,860	385,336	(62,475)
Call Loans	5,398	43,662	(38,264)
Monetary Receivables Bought	47,395	44,827	2,568
Trading Assets	33,767	16,229	17,537
Money Held in Trust	-	6,035	(6,035)
Securities	1,999,424	1,988,554	10,870
Loans and Bills Discounted	2,433,969	3,246,847	(812,878)
Foreign Exchanges	518	703	(185)
Other Assets	163,955	176,026	(12,070)
Premises and Equipment	93,279	98,181	(4,902)
Deferred Tax Assets	136,030	202,764	(66,734)
Customers' Liabilities for Acceptances and Guarantees	148,941	167,546	(18,605)
Reserve for Credit Losses	(61,457)	(108,603)	47,146
Reserve for Losses on Securities	(337)	-	(337)
Total Assets	5,323,745	6,268,112	(944,367)
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	2,750,906	3,109,226	(358,320)
Negotiable Certificates of Deposit	483,570	356,790	126,780
Call Money	42,912	229,025	(186,112)
Payables under Repurchase Agreements	-	999	(999)
Collateral Deposits on Securities Loaned	116,996	30,204	86,792
Trading Liabilities	5,937	8,535	(2,597)
Borrowed Money	60,286	105,762	(45,476)
Foreign Exchanges	0	0	(0)
Bonds and Notes	74,400	74,400	-
Borrowed Money from Trust Account	1,241,919	1,754,077	(512,158)
Other Liabilities	27,829	46,665	(18,835)
Reserve for Bonus	866	1,346	(480)
Reserve for Retirement Benefits	700	559	141
Reserve for Possible Losses Related to Land Trust	14,522	-	14,522
Deferred Tax Liabilities Related to Revaluation Reserve for Land	7,568	7,666	(98)
Acceptances and Guarantees	148,941	167,546	(18,605)
Total Liabilities	4,977,358	5,892,806	(915,447)
Minority Interests	71	65	5
Capital Stocks	280,536	280,536	-
Capital Surplus	57,699	57,699	-
Retained Earnings	(27,913)	34,360	(62,274)
Revaluation Reserve for Land, Net of Taxes	11,902	11,887	14
Net Unrealized Profit (Loss) on Available-for-securities, Net of Tax	25,124	(8,355)	33,479
Foreign Currency Translation Adjustments	(1,033)	(888)	(144)
Total Stockholders' Equity	346,314	375,240	(28,925)
Total Liabilities, Minority Interests and Stockholders' Equity	5,323,745	6,268,112	(944,367)

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen	Fiscal Year ended March 31, 2005 (Unaudited)	2004	Variance
Revenue:			
Trust fees	51,381	49,691	1,689
Interest Income	46,890	56,065	(9,175)
Interest on Loans and Discounts	31,865	40,144	(8,279)
Interest and Dividends from Securities	14,271	15,501	(1,229)
Other Interest Income	752	419	333
Fees and Commissions	73,869	59,843	14,026
Trading Revenue	860	3,018	(2,158)
Other Operating Income	17,421	28,816	(11,395)
Other Income	20,131	83,827	(63,695)
Total Income	210,554	281,263	(70,708)
Expenses:			
Interest Expenses	16,083	17,916	(1,832)
Interest on Deposits	5,064	7,302	(2,238)
Fees and Commissions	10,076	6,778	3,297
Other Operating Expenses	9,658	20,883	(11,224)
General and Administrative Expenses	78,019	84,737	(6,718)
Other Expenses	101,559	93,197	8,362
Total Expenses	215,397	223,513	(8,115)
Income (Loss) before Income Taxes, & Minority Interests	(4,843)	57,749	(62,593)
Provision for Income Taxes	992	623	368
Deferred Income Taxes	54,214	19,653	34,560
Minority Interests in Net Income	2	2	0
Net Income (Loss)	(60,053)	37,470	(97,523)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Fiscal Year ended March 31, 2005 (Unaudited)	2004	Variance
Cash Flows from Operating Activities			
Income Before Income Taxes, & Minority Interests	(4,843)	57,749	(62,593)
Depreciation	3,036	3,375	(338)
Equity in Earnings of Affiliates	(381)	(281)	(99)
Net Increase (Decrease) in Reserve for Possible Loan Losses	27,165	(37,204)	64,370
Net Increase (Decrease) in Reserve for Possible Losses on Securities	579	(0)	580
Net Increase (Decrease) in Reserve for Employee Bonus	(480)	(0)	(480)
Net Increase (Decrease) in Reserve for Retirement Benefits	141	9,144	(9,002)
Net Increase (Decrease) in Reserve for Possible Losses Related to Land Trust	14,522	-	14,522
Interest Income	(46,890)	(56,065)	9,175
Interest Expenses	16,083	17,916	(1,832)
Net (Gain) Loss on Securities	(14,042)	(32,917)	18,874
Net (Gain) Loss on Money Held in Trust	(127)	(35)	(91)
Net (Gain) Loss on Exchanges	(23)	(377)	354
Net (Gain) Loss on Sales of Premises and Equipment	2,163	3,966	(1,802)
Net (Gain) Loss on Establishment of Pension Trust	-	(4,653)	4,653
Net (Increase) Decrease in Trading Assets	(17,537)	1,884	(19,422)
Net Increase (Decrease) in Trading Liabilities	(2,597)	(6,526)	3,929
Net (Increase) Decrease in Loans and Bills Discounted	585,104	(258,120)	843,225
Net Increase (Decrease) in Deposits	(358,320)	(208,082)	(150,238)
Net Increase (Decrease) in Negotiable Certificates of Deposit	126,780	13,090	113,690
Net Increase (Decrease) in Borrowed Money Excluding Subordinated Debt	(45,476)	20,165	(65,641)
Net (Increase) Decrease in Due from Banks (excluding Bank of Japan)	10,068	(26,390)	36,459
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	35,597	(43,221)	78,818
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	-	299,997	(299,997)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	(35,073)	(303,864)	268,791
Net (Increase) Decrease in Collateral Deposits on Securities Lent	86,792	30,204	56,588
Net (Increase) Decrease in Foreign Exchanges (Assets)	185	1,209	(1,024)
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	(0)	(0)	0
Net increase (Decrease) in Borrowed Money from Trust Account	(512,158)	503,831	(1,015,990)
Interest Received	51,801	60,243	(8,442)
Interest Paid	(21,125)	(25,928)	4,803
Others, Net	(7,735)	8,097	(15,832)
Sub-total	(106,789)	27,203	(133,993)
Income Taxes Paid (Refunded)	(1,197)	3	(1,201)
Net Cash Provided by (Used in) Operating Activities	(107,987)	27,207	(135,194)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Fiscal Year ended March 31, 2005 (Unaudited)	2004	Variance
Cash Flows from Investing Activities			
Purchases of Securities	(1,771,575)	(2,785,343)	1,013,767
Proceeds from Sales of Securities	1,652,899	2,403,250	(750,351)
Proceeds from Maturities of Securities	170,710	246,348	(75,637)
Increase in Money Held in Trust	-	(6,000)	6,000
Decrease in Money Held in Trust	6,163	-	6,163
Expenditures for Premises and Equipment	(2,751)	(1,058)	(1,692)
Proceeds from Sales of Premises and Equipment	2,432	1,389	1,042
Net Cash Provided by (Used in) Investing Activities	57,879	(141,412)	199,292
Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Bonds	-	31,000	(31,000)
Redemption and Repurchase of Subordinated Bonds	-	(1,000)	1,000
Dividends Paid	(2,305)	-	(2,305)
Net Cash Provided by (Used in) Financing Activities	(2,305)	30,000	(32,305)
Net Increase (Decrease) in Cash and Cash Equivalents	(52,413)	(84,204)	31,791
Cash and Cash Equivalents at Beginning of Fiscal Year	341,005	425,210	(84,204)
Cash and Cash Equivalents at End of Interim period	288,592	341,005	(52,413)

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited
The Mitsubishi Trust and Banking Corporation
UFJ Trust Bank Limited

Partial Changes to the Organizational Structure of the New Bank and the New Trust Bank

Tokyo, May 25, 2005 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara) and UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda) have been preparing for the two groups' management integration in October 2005, subject to the approval of their shareholders and relevant authorities, and have decided to partially change the organizational structure of the new bank and the new trust bank which was announced on April 20, 2005 as below.

1. New Bank

The new bank will newly establish or change the names of the following organizations in order to facilitate smooth transition of its customers and branch networks and to newly establish foreign exchange operations in the Chubu and Western Japan regions.

1) Organizations to be newly established

i. "Business Integration Support Office" will be newly established in each of the Retail Banking Business Unit, Corporate Banking Business Unit and Operations & Systems Unit.

ii. "Nagoya International Operations Office" will be newly established within Nagoya Corporate Banking Division No. 1.

iii. "Osaka International Operations Office" will be newly established within Osaka Corporate Banking Division No. 1.

2) Name Change

i. The original Japanese name of "Branch Consolidation Support Office" of the Retail Banking Planning Division will be changed. However, its English name is unchanged.

ii. "Credit Quality Control Office" of the Retail Credit Division will be changed to "Retail Credit Quality Control Office".

iii. The original Japanese name of "Corporate Business Reorganization Office" of the Corporate Business Planning Division will be changed. However, its English name is unchanged.

2. New Trust Bank

1) The new trust bank will newly establish "Integration Project Division" in order to promote smooth integration of operations of the two trust banks, including transition of customers.

2) The new trust bank will newly establish "Private Banking Business Division" within the Retail Banking Business Unit in order to create a private banking business model that takes advantage of the various aspects of the trust business, concurrent business (inheritance related business, real estate business and corporate agency business) and banking business of the trust bank.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") filed a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 contains a prospectus and other documents. UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9066 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.

General Managers and other Executives of the New Holding Company

TOKYO, May 25, 2005 --- Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. are progressing their preparations for integration in October 2005 (subject to approval by their respective shareholders' meetings and the relevant regulatory authorities) and announced today the following planned general managers and other executives of the new holding company.

1. Corporate Center (as of October 1, 2005)

New Position	Name	Current Position
General Manager, Corporate Administration Division	Hideki Sonobe	General Manager, Corporate Administration Division, Mitsubishi Tokyo Financial Group, Inc.
Deputy General Manager, Corporate Administration Division	Keisuke Tahara	General Manager, General Affairs Department, Deputy General Manager,Secretariat UFJ Holdings, Inc.
General Manager, Corporate Planning Division	Takami Onodera	General Manager, Corporate Policy Division, Mitsubishi Tokyo Financial Group, Inc.
Executive Officer Co-General Manager, Corporate Planning Division	Ichiro Hamakawa	Executive Officer General Manager, Corporate Planning Department and Integration Planning Office UFJ Holdings, Inc.
Executive Officer Co-General Manager, Corporate Planning Division	Takashi Oyamada	Co-General Manager, Corporate Policy Division, Mitsubishi Tokyo Financial Group, Inc.
Co-General Manager, Corporate Planning Division	Tadashi Kuroda	Deputy General Manager, Group Planning Department, UFJ Holdings, Inc.
General Manager, Public Relations Division	Hideaki Fujizuka	Deputy General Manager, Corporate Planning Division, Mitsubishi Tokyo Financial Group, Inc.

General Manager, Financial Planning Division	Hiroyuki Nakagawa	General Manager, Financial Planning Department, Mitsubishi Tokyo Financial Group, Inc.
Executive Officer General Manager, Corporate Risk Management Division	Norio Kuroiwa	Executive Officer General Manager, Corporate Risk Management Division, Mitsubishi Tokyo Financial Group, Inc.
Deputy General Manager, Corporate Risk Management Division	Kenji Fujii	General Manager, Risk Management Department, UFJ Holdings, Inc.
Executive Officer General Manager, Credit & Investment Management Division	Junichi Ito	Executive Officer General Manager, Credit & Investment Managing Division, Mitsubishi Tokyo Financial Group, Inc.
Co-General Manager, Credit & Investment Management Division	Masafumi Inagi	Co-General Manager, Credit & Investment Managing Division, Mitsubishi Tokyo Financial Group, Inc.
General Manager, Compliance Division	Susumu Kawamata	General Manager, Compliance Department, UFJ Holdings, Inc.
Executive Officer General Manager, Internal Audit Division	Kazuhiro Shimanuki	Executive Officer General Manager, Internal Audit Department, UFJ Holdings, Inc.

2. Integrated Retail Banking Business Group (as of October 1, 2005)

New Position	Name	Current Position
Executive Officer General Manager, Retail Business Planning Division	Tetsuya Wada	Executive Officer General Manager, Retail Business Planning Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.
Deputy General Manager, Retail Business Planning Division	Mikiyasu Hiroi	General Manager, Retail Banking Promotion Department, UFJ Bank Limited

Executive Officer General Manager, Retail Business Development Division	Yoshitsugu Yokogoshi	General Manager, Public Relations Department UFJ Holdings, Inc.
Co-General Manager, Retail Business Development Division	Akinori Takeshita	Co-General Manager, Investment Products Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.
Co-General Manager, Retail Business Development Division, Tokyo	Tsunehiro Fijisaka	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.
Co-General Manager, Retail Business Development Division, Tokyo	Keiichiro Kawafune	General Manager, Retail Banking Credit Administration Department, UFJ Bank Limited
Co-General Manager, Retail Business Development Division, Tokyo	Nobuyuki Kunimatsu	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.
Co-General Manager, Retail Business Development Division, Tokyo	Toshiharu Matsuno	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.
Co-General Manager, Retail Business Development Division, Tokyo	Tadashi Sebata	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.
Co-General Manager, Retail Business Development Division, Tokyo	Toshiyuki Takahashi	Deputy General Manager, Retail Banking Promotion Department (Tokyo), UFJ Bank Limited
Co-General Manager, Retail Business Development Division, Nagoya	Seiji Shiga	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Retail Business Development Division, Nagoya	Kensei Shimoda	Head of Retail Banking for Kanayama Area, General Manager, Rokubancho Branch and Donko Branch, UFJ Bank Limited
Co-General Manager, Retail Business Development Division, Nagoya	Masahiko Yamada	Head of Retail Banking for Nagoya-Ekimae Area,, General Manager, Owari-Shinkawa Branch, UFJ Bank Limited
Co-General Manager, Retail Business Development Division, Osaka	Osamu Goshima	Deputy General Manager, Retail Banking Planning & Administration Department, UFJ Trust Bank Ltd.
Co-General Manager, Retail Business Development, Division, Osaka	Makoto Hashimoto	Head of Retail Banking for Keihan-Kyobashi, General Manager, Osaka- Kyobashi Branch and Morishoji Branch, UFJ Bank Limited
Co-General Manager, Retail Business Development Division, Osaka	Yasuo Nakazato	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.
General Manager, Customer Satisfaction Planning Division	Fumio Yoshimatsu	Deputy General Manager, Retail Business Planning Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.
General Manager, Retail Marketing Division	Takeo Tohara	Deputy General Manager, Human Resourse Office Bank of Tokyo Mitsubishi
Co-General Manager, Retail Marketing Division	Gyosuke Kojima	The Mitsubishi Trust and Banking Co., On secondment to Mitsubishi Asset Management Co., Ltd.
General Manager, Private Banking Planning Division	Hiroyuki Yamanaka	General Manager, Corporate Owner Private Banking Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.

Co-General Manager, Private Banking Planning Division	Tadafumi Takumi	Deputy General Manager, Retail Banking Planning & Administration Department, UFJ Trust Bank Ltd.
General Manager, Mortgage Business Planning Division	Takeharu Uchida	General Manager Mortgage Loan Promotion Department, UFJ Bank Ltd.
Executive Officer General Manager, Consumer Finance Planning Division	Mitsuo Imai	Executive Officer General Manager Retail Banking Planning & Administration Department, UFJ Bank Ltd.
Co-General Manager, Consumer Finance Planning Division	Yoshiya Tagashira	General Manager, Retail Banking Planning & Administration Department (Tokyo), UFJ Bank Ltd.
Executive Officer General Manager, Retail Trust Business Planning Division	Yoshiyasu Ito	Executive Officer Sapporo Branch Manager, The Mitsubishi Trust and Banking Corporation
Executive Officer Responsible for Branches in the Chubu Area	Yoshiaki Masuda	Co-General Manager, Retail Business Development Division, Integrated Retail Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.
Executive Officer Responsible for Branches in the Western region of Japan	Shigenobu Tokuoka	Executive Officer, General Manager, Nagoya-Ekimae Corporate Banking Office and Nagoya-Ekimae Branch, UFJ Bank Ltd.

3. Integrated Corporate Banking Business Group (as of October 1, 2005)

New Position	Name	Current Position
Executive Officer General Manager, Corporate Business Planning Division Co-General Manager, Trust Business Planning Division	Takashi Kimura	Executive Officer General Manager, Corporate Business Planning Division Co-General Manager, Trust Business Planning Division, Mitsubishi Tokyo Financial Group, Inc.
Co-General Manager, Corporate Business Planning Division Co-General Manager, Asset Management and Administration Planning Division,	Hikaru Yamazaki	General Manager, Business Division NO.2, The Mitsubishi Trust and Banking Corporation

Integrated Trust Assets Business Group		
Deputy General Manager, Corporate Business Planning Division	Haruo Inoue	On secondment to JCB Co.,Ltd. UFJ Bank Ltd.
Executive Officer General Manager, Trust Business Planning Division Co-General Manager, Corporate Business Planning Division Co-General Manager, Corporate Business Development Division 1	Toshiaki Kajiura	Executive Officer Trust Assets Operations Business Unit Co-General Manager, Trust Assets Planning Division, Mitsubishi Tokyo Financial Group, Inc.
Executive Officer Co-General Manager, Trust Business Planning Division	Toshikazu Nakanishi	Senior Executive Officer UFJ Trust Bank Ltd.
Co-General Manager, Trust Business Planning Division	Masahiro Fuse	General Manager, Real Estate Department UFJ Trust Bank Ltd.
Executive Officer General Manager, Investment Banking Planning Division	Takashi Morisaki	General Manager, Corporate Business Planning Division, Integrated Corporate Business Banking Group, Mitsubishi Tokyo Financial Group, Inc.
Deputy General Manager, Investment Banking Planning Division	Noriyuki Fukuda	General Manager, Planning & Administration Department, UFJ Bank Ltd.
Executive Officer General Manager, Corporate Business Development Division No.1	Yukiharu Kihou	Executive Officer General Manager, Corporate Business Development Division No.1, Integrated Corporate Business Banking Group, Mitsubishi Tokyo Financial Group, Inc.
Executive Officer General Manager, Corporate Business Development Division No. 2	Yukihiro Ito	Executive Officer General Manager, Corporate Banking Promotion Department (Tokyo) General Manager, Small & Medium Corporate Banking Promotion Office, UFJ Bank Ltd.

Executive Officer, General Manager, Global Planning Division	Akira Kamiya	Co-General Manager, Corporate Business Planning Division, Integrated Corporate Banking Business Group, Mitsubishi Tokyo Financial Group, Inc.
Deputy General Manager, Global Planning Division	Ichiro Kajiwara	General Manager, Commercial Banking Office, Planning & Administration Department UFJ Bank Ltd.

4. Integrated Trust Assets Business Group (as of October 1, 2005)

New Position	Name	Current Position
Executive Officer General Manager, Asset Management and Administration Planning Division	Kaoru Wachi	General Manager, Asset Management and Administration Planning Division, Integrated Trust Assets Business Group Mitsubishi Tokyo Financial Group Inc.
Co-General Manager, Asset Management and Administration Planning Division	Hiroya Saijo	General Manager, Pension Fund Management Division, The Mitsubishi Trust and Banking Corporation
Executive Officer Co-General Manager, Asset Management and Administration Planning Division	Tomoo Masuda	Executive Officer General Manager, Trust Assets Planning Division, UFJ Trust Bank Ltd.
Co-General Manager, Asset Management and Administration Planning Division	Hidefumi Yamaoka	Co-General Manager, Asset Management and Administration Planning Division, Integrated Trust Assets Business Group Mitsubishi Tokyo Financial Group, Inc.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") filed a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 contains a prospectus and other documents. UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9066 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.


UFJ

Press Release

May 25, 2005

UFJ Holdings, Inc.

Suspension of Dividend Payments by Overseas Subsidiary

We hereby give notice that our subsidiary, UFJ Bank Limited (the "Bank"), resolved not to pay dividends on the next scheduled payment date (June 30, 2005) on the preferred securities (the "OPCO Securities") issued by Tokai Preferred Capital Company L.L.C., an overseas special purpose subsidiary of the Bank.

No decision has been made at this time with respect to the payment of dividends on the OPCO Securities from December 2005.

Reference

[Terms and Conditions]

1. Issuer
Tokai Preferred Capital Company L.L.C.
2. Offered Securities
Non-cumulative Preferred Securities ("the Offered Securities", hereafter) The Offered Securities are intended to provide holders with rights to liquidation preferences that are substantially paripassu to those provided by UFJ Bank's most senior class of preferred shares, and ranks senior to the common securities as to payment of dividends.
3. Maturity Date & Redemption
The Offered Securities are perpetual, but may be redeemed in whole or in part on any dividend payment date commencing in June 2008 at the option of the issuer. Any redemption of the offered securities is subject to compliance with applicable regulatory requirements, including the prior approval of the Financial Services Agency of Japan if then required.
4. Dividend
Non-cumulative dividends are payable at a fixed rate through the dividend payment date in June 2008 and thereafter, at a floating rate with a step-up.
5. Amount
USD1billion (USD1,000 per security)
6. Issuing Date
March 26, 1998
7. Dividend Payment Dates
The last day of June and December of each year or, if such day is not a Business Day, the immediately preceding Business Day.
8. Condition on Dividend Irrevocable
Dividends will become irrevocably due and payable on each dividend payment date unless either a regulatory event has occurred and is continuing or the Issuer receives (or deems to receive) a notice from the holder of the common securities instructing not to pay dividends on such dividend payment date (the "dividend shift notice"), in which case no dividend shall become due and payable on such dividend payment date; provided, however, that if the dividend payment date as to which such dividend shift notice is delivered is a compulsory dividend payment date, then such dividend shift notice will apply to the first dividend payment date thereafter that is not a compulsory dividend payment date. "Regulatory event" means an event where UFJ Bank's total risk-based capital ratio or Tier I risk-based capital ratio, calculated on a consolidated basis as of the end of any period in respect of which UFJ Bank submits financial statements to the Financial Services Agency of Japan, declines below the minimum percentage required by Japanese banking regulation.
9. Condition on Compulsory Dividend Payment
If UFJ Bank pays any dividends on any of its capital stock with respect to any fiscal year of UFJ Bank, then the Issuer will be required to pay full dividends on the Offered Securities on the dividend payment dates that occur in December of the calendar year in which such fiscal year ends and June of the next succeeding calendar year upon with dividend payment dates the issuer is required to pay full dividends on the Offered Securities
10. Liquidation Preference
USD1,000 per security

May 25, 2005

To whom it may concern:

UFJ Holdings, Inc.

Shareholders' Meeting to Approve Merger with
Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc. (Ryosuke Tamakoshi, President and CEO) (the "Company") determined at the board of directors meeting held today that it will put the agenda item "Approval of the merger agreement between the Company and Mitsubishi Tokyo Financial Group, Inc. (Nobuo Kuroyanagi, President and CEO)" on the agenda of its fourth annual general shareholders' meeting and the class shareholders' meetings of shareholders of ordinary shares and each series of preferred shares of the Company, to be held on June 29, 2005.

The schedule of, and the matters to be resolved at, the fourth annual general shareholders' meeting and the class shareholders' meetings of shareholders of ordinary shares of the Company are described below. The convocation notice of each shareholders' meeting will be dispatched on June 13, 2005.

1. Date: June 29, 2005 (Wednesday)
2. Place: UFJ Tokyo Building
   1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo
3. Subject Matters of the Meeting
   [Fourth Annual General Shareholders' Meeting]
   (1) Matters to be reported:
      1. Report on the business report, the balance sheet, and the profit and loss statement for the fourth fiscal year (from April 1, 2004 to March 31, 2005)
      2. Report on the consolidated balance sheet, the consolidated profit and loss statement, and the results of audits of the consolidated financial statements by the accounting auditor and the board of statutory auditors for the fourth fiscal year (from April 1, 2004 to March 31, 2005)

   (2) Matters to be resolved:
      Agenda Item No. 1: Approval of the plan for disposition of loss for the fourth fiscal year
      Agenda Item No. 2: Partial amendment to the Articles of Incorporation
      Agenda Item No. 3: Approval of the merger agreement between the Company and Mitsubishi Tokyo Financial Group, Inc.
      Agenda Item No. 4: Election of 7 Directors
      Agenda Item No. 5: Election of 4 Statutory Auditors

   [Meeting of Shareholders of Ordinary Shares]
   Matters to be resolved:
      Agenda Item: Matters concerning the approval of the merger agreement between the Company and Mitsubishi Tokyo Financial Group, Inc.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") filed a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 contains a prospectus and other documents. UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9066 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.